SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, May 28, 2024

To

Securities and Exchange Commission of Brazil (CVM)

Att.:        Superintendent of Company Relations - SEP

Ref.: Official Letter 127/2024/CVM/SEP/GEA-1 - BRASKEM - Request for clarification on news

Dear Sirs,

We refer to Official Letter 127/2024/CVM/SEP/GEA-1 ("Official Letter"), dated May 27, 2024, through which you request clarification from Braskem S.A. ("Braskem" or "Company"), as follows:

" Mr. Director,

1. We refer to the news published on May 24, 2024 on the Lauro Jardim Blog of the newspaper O Globo, under the title: “Braskem and the future of leniency agreements in the USA", which contains the following statements:

"Minority shareholder Aurelio Valporto and the Geração Futuro Investment Fund, owned by Lírio Parisotto, had a victory last week in the 2nd Business Court of São Paulo, in the fight to hold Odebrecht (Novonor) responsible for Braskem's corrupt schemes uncovered by Lava- Jato and which led it to sign leniency agreements in Brazil, the USA and Switzerland.

The figures reach around US$1 billion, but Odebrecht (Novonor) can appeal.

But, even if the decision is upheld in the higher courts, there is no guarantee that the money will, in fact, enter Braskem's cash.

In the agreement signed with the US Department of Justice, the company assumed responsibility for the crimes before the authorities of that country along with the commitment not to seek compensation of any nature.

Therefore, if Braskem receives any type of compensation, the agreement may be annulled.

This possible breach could have consequences for Braskem and its administrators in the USA: the criminal fine would be charged in full and no American financial institution would operate with the company anymore, among others.”

2. In view of the above, we determine that you clarify whether the news is true, and, if so, explain the reasons why you understand that it is not a material fact, as well as comment on other information considered important on the topic, notably regarding any commitment made by the company to foreign authorities not to claim compensation of any nature.”

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Braskem reiterates that, according to the Material Fact published on May 20, 2024, it became aware that, in a lawsuit filed by José Aurélio Valporto de Sá Júnior and Geração Futuro L. Par.Equity Investment Fund against Novonor SA – em Recuperação Judicial and NSP Investimentos SA – em Recuperação Judicial (together “Novonor”), based on art. 246 of Law No. 6,404/76, the Court of the 2nd Business and Arbitration Conflict Court of São Paulo upheld the requests to order Novonor to compensate Braskem for material damages.

It is worth noting that Braskem is not the author of this action, that it is a first instance decision and, therefore, can be appealed, and that it does not produce immediate effects.

Additionally, in relation to the global agreement signed by the Company with the Department of Justice (“DOJ”) and the Securities and Exchange Commission (“SEC”), there is a standard condition established in agreements signed with these entities that, when a company recognizes responsibility for the facts subject to the agreement, such company undertakes not to seek or accept compensation in relation to the amounts paid as a result of the agreement. In this context, Braskem highlights that it is in compliance with the agreements signed with the Brazilian authorities and with the DOJ and the SEC, as well as reiterating its commitment to maintaining the health of the aforementioned instruments, in compliance with the Company's social interests.

Braskem will continue to monitor the legal discussion, making any statements it deems necessary, with the support of its Brazilian and American lawyers.

São Paulo, May 28, 2024

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Office

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.